BR 3/31

06007151

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

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SEC FILE NUMBER
8-53460

AB 4/6

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pursuit Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Pursuit Partners LLC, North Tower, 4th Fl, 333 Ludlow Street,
(No. and Street)

Stamford. (City) C.T. (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony P. Schepis 203-961.0023
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Sunshine, Graf Repetti LLC
(Name — if individual, state last, first, middle name)

1114 Avenue of Americas (Address) Fl. 17, New York (City) (State) 10036 (Zip Code)

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

6/19/06

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Anthony P. Schepis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pursuit Partners LLC, as of December 31, ~~2005~~, ~~19~~2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Principal
Title

Joanne P. Rivers
Notary Public
My Commission Expires; 4-30-2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PURSUIT PARTNERS LLC

REPORT ON MATERIAL DIFFERENCES

Reconciliation of differences between Pursuit Partners LLC (the Company) audited computation of net capital under Rule 15c3-1 and the Company's corresponding unaudited computation of net capital under Rule 15c3-1.

Computation of net capital:

	Audited	Unaudited	Difference
Net capital, as reported in FOCUS report	$ 636,934	$ 628,968	$ 7,966
Non-allowable assets	262,404	268,377	5,973
Net Capital	$ 374,530	$ 360,591	$ 13,939

The difference of $13,939 noted above in the Company's audited computation of net capital under Rule 15c3-1 and the Company's corresponding unaudited computation of net capital under Rule 15c3-1 was related to the expense section of the Company's Statement of Income and Expenses. The adjustments which resulted in the aforementioned changes were based upon routine audit adjustments. The adjustments were a reduction of expenses for professional fees incurred of $7,966 and an increase in depreciation expenses of $5,973.

New York, New York
March 21, 2006

Grof Repetto & Co., LLP